EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 2, 2002 and for the three quarters ended November 9, 2002 and November 10, 2001.

	November 9, 2002 ( 40 weeks)	November 10, 2001 (40 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)	Janury 2, 1999 (53 weeks)	December 27, 1997 (52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense (credit), and extraordinary loss	$1,454	$1,140	$1,711	$1,508	$1,102	$889	$954
Fixed charges	755	800	1,030	1,058	1,010	1,038	679
Capitalized interest	(5)	(8)	(9)	(7)	(5)	(9)	(10)

	$2,204	$1,932	$2,732	$2,559	$2,107	$1,918	$1,623

Fixed charges:
Interest	$465	$516	$659	$683	$644	$654	$397
Portion of rental Payments deemed to be interest	290	284	371	375	366	384	282

	$755	$800	$1,030	$1,058	$1,010	$1,038	$679

Ratio of earnings to fixed charges	2.9	2.4	2.7	2.4	2.1	1.8	2.4